Exhibit 10.1

November 22, 2005

Ms. Gwen Manto
675 Dunbarton Drive
Barrington, IL 60010

Dear Gwen:

I am pleased to confirm our offer of employment for the position of Executive Vice President & Chief Merchandising Officer reporting to Ed Stack, Chairman & CEO with a targeted start date to be determined. The position is located in our Corporate Headquarters in Pittsburgh, PA. The details of our offer are as follows:

You will receive a gross annual salary of $600,000 paid biweekly in the amount of $23,076.93. You are eligible to participate in Dick’s Sporting Goods’ discretionary management bonus plan. Any bonus would be paid in first quarter 2007. The range of participation is 0% to 150% of salary with a target of 75%. In addition, you will receive a signing bonus in two installments. The first installment of $100,000 will be paid immediately after the start of employment. The second installment of $285,000 will be paid on or about February 15, 2006. If you voluntarily terminate your employment within one-year of your employment date, you will be required to pay back the $385,000 to the Company.

In order to cover the unvested Restricted Stock Units that you will forfeit, we will pay the actual value of 5,000 units of Sears Holding to you on or about February 15, 2006. We will then pay to you the value of 3,000 units at the actual value of Sears Holding, with a minimum value of $60 per unit and a maximum value of $150 per unit on or about February 15, 2007.

You will receive an initial stock option grant of 75,000 shares, cliff vested at three (3) years from date of employment. You will also be eligible to participate thereafter annually at a grant level established by the Board of Directors. All grants are subject to approval by the Board of Directors.

As a full-time salaried associate, you are eligible to participate in the full range of benefits, including health and welfare plans, medical and dental, life and disability insurance as well as a 401K plan. A summary benefits brochure is included with this letter and a more detailed explanation of our benefits will be provided during corporate orientation on your first day. Dick’s will also provide you with relocation benefits in accordance with our relocation policy. A copy of the relocation policy is enclosed.

This offer is contingent upon a satisfactory background check and your review and acceptance of our Non Compete Agreement for New Employees and Policy on Insider Trading. These documents are enclosed and will need to be executed and forwarded to my attention prior to your start date.

Gwen, we believe that you are capable of making an outstanding contribution to our company and that we can offer you a challenging and rewarding career at Dick’s. I hope you will favorably consider this offer and decide to join us here at Dick’s Sporting Goods. Please contact me if you have any questions.

Sincerely,
/s/ Edward W. Stack
Edward W. Stack
Chairman & CEO

/s/ Gwen Manto
Gwen Manto

Date of Acceptance: November 28, 2005

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